2005 | First Midwest Bancorp

23rd Annual Stockholders Meeting

May 18, 2005

Continuing Directors

To Serve Until 2006

Bruce S. Chelberg

Former Chairman & CEO
Whitman Corporation
(Diversified, Multinational Holding Company)

Joseph W. England

Former Senior Vice President
Deere & Company
(Mobile Power Equipment Manufacturer)

Patrick J. McDonnell

President & CEO
McDonnell Company LLC
(Business Consulting Company)

Robert P. O'Meara

Chairman of the Board
First Midwest Bancorp, Inc.

To Serve Until 2007

Brother James Gaffney, FSC

President
Lewis University
(Independent Private Institution of Higher Education)

John L. Sterling

President and Owner
Sterling Lumber Company
(Lumber Distributor)

J. Stephen Vanderwoude

Chairman & CEO
Madison River Communications
(Operator of Rural Telephone Companies)

Director Nominees

To Serve Until 2008

Thomas M. Garvin

Former President & CEO
G.G. Products Company
(Food Business Acquiror)

Director Since: 1989
Committees: Compensation & Nominating

John M. O'Meara

President & CEO
First Midwest Bancorp, Inc.

Director Since: 1982

John E. (Jack) Rooney

President & CEO
U.S. Cellular Company
(Cellular Communications Provider)

Director Since: 2005
Committee: Audit

Safe Harbor Statement

This presentation may contain forward-looking statements regarding financial performance, business prospects, growth and operating strategies. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements as a result of known and unknown risks, uncertainties and other factors, including those identified in First Midwest's Form 10-K and other Securities and Exchange Commission filings, copies of which will be made available upon request. With the exception of fiscal year end information previously included in First Midwest's Form 10-Ks, the information contained herein is unaudited. First Midwest undertakes no duty to update the contents of this presentation.

First Midwest: Chicago's Premier Independent Banking Company

I.   2004 Performance Highlights

II.   Superior Long Term Performance

III.   Six Principal Causes

IV.   First Quarter 2005

V.   Full Year 2005 And Beyond

I. 2004 Performance Highlights

2004 Performance Highlights

- **13th Consecutive Year Higher E.P.S.***
  - **Up 7.6% vs. 12/31/03**

- **Profitability Strong**
  - **ROA 1.45% & ROE 18.7%**

- **Nonperforming Assets at 0.55%**
  - **Down (22.5%) vs. 12/31/03**

- **Efficiency Ratio Solid at 50.1%**
  - **49.9% without CoVest integration costs**

* Excluding acquisition charges in 1998.

2004 Performance Highlights (con't.)

✦ **Successful CoVest Integration**
  ✦ **Over $600 Million Increase In Assets**

✦ **Commercial Loan Growth: 8.9%**

✦ **Home Equity Lending Growth: 10.9%**

✦ **Demand Deposit Growth: 7.4%**

2004 Full Year Peer Comparison

	First Midwest	Midwest Peer[1]	% Change
Return On Assets	1.45%	1.05%	38%
Return On Equity	18.68%	12.37%	51%
Nonperforming Asset Ratio [2]	0.55%	0.72%	- 24%
Efficiency Ratio	50.11%	62.52%	- 20%

(1) Represents 12/31/04 median values as obtained from SNL DataSource for 15 Midwest Peers ranging in asset size from $3.9 billion-$13.8 billion
(2) Represents the ratio of nonperforming assets to loans plus foreclosed real estate

II. Superior Long Term Performance

Earnings and Shareholder Value Trends

Since 1994	Compound Annual Growth
Earnings Per Share **($0.75 to $2.12)**	**10.95%**
Market Capitalization ($ millions) **($561 to $1,672)**	**11.53%**
Dividends Per Share **($0.29 to $0.90)**	**11.99%**

Growth In Assets



1992 and 1993 have not been restated for acquisitions accounted for as "poolings -of-interest"

Return On Assets



1992 and 1993 have not been restated for acquisitions accounted for as "poolings -of-interest"

Nonperforming Asset Ratio



Improved 57%

Efficiency Ratio



III. Six Principal Causes

Six Principal Causes

1. **Corporate Mission Focused**

2. **Unique Sales Management Culture**

3. **Management Process Integrated**

4. **Control Driven**

5. **Treasury Management Invested**

6. **Marketplace Opportunities Exploited**

First Midwest:
Sales Management Metrics

- Over 6,000 Client Contacts A Day

Retail Presence In The Marketplace

- **1,000 Bankers**
  - **55% Tellers**
  - **45% Relationship Managers/Specialists**

- **240,000 Outbound Client Contacts: 1,000 per day**

- **57,000 Referrals: 250 per day**

Source: Internal projections as of 1/05

Commercial Presence In The Marketplace

- 200 Relationship Managers
- 50,000 Calls / 200 $^{+}$ per day
- 24,000 Referrals / 100 per day
- 3,000 Strategic Client Relationship Plans

Source: Internal projections as of 1/05

Marketing: 1.2 Million Unique Impressions

Retail: Over 4,000 unique impressions per day

- **1,000,000 Client and Prospect Communications**
- **50,000 New Client Communications**

Commercial: Over 600 unique impressions per day

- **150,000 Commercial and Small Business Communications**

Source: Internal projections as of 1/05

IV. 1st Quarter 2005 Performance Metrics

1ˢᵗ Quarter 2005 Performance Highlights

- **Profitability**
  - **ROE: 19.1%**
  - **ROA: 1.49%**

- **Earnings Growth[1]**
  - **E.P.S.: 7.8%**

- **Balance Sheet Growth[1]**
  - **Commercial Loans 8.7%**
  - **Demand Deposits 6.3%**
  - **Time Deposits 9.1%**

- **Asset Quality**
  - **Nonperforming Assets Ratio: 0.47%**

- **Efficiency**
  - **Ratio: 49.9%**

(1) Compared to 1Q04

V. 2005 Outlook

Full Year 2005 Outlook

+ **Enhanced Earnings Guidance**

+ **Peer Surpassing Profitability Measures**

+ **Cycle High Asset Quality**

+ **Double Digit Loan Growth**

+ **Solid Core Deposit Growth**

+ **Lower Trending Efficiency Ratios**

+ **Emerging Strategic Opportunities**

Projected 2005 Performance Measures

- **E.P.S.: $2.26 - $2.36**
  - **7 - 11% Growth**

- **ROE:**
  - **20%**

- **Asset Quality:**
  - **Nonperforming Assets Ratio: 31 b.p.**

- **Loan Growth: 9% Overall**
  - **Commercial: 10%**
  - **Commercial Real Estate: 14%**
  - **Direct Consumer: 16%**

- **Deposit Growth:**
  - **Time Deposits: 16%**
  - **Total Deposits: 6%**

- **Efficiency Ratio: 49%**

Strategic Opportunities

✦ **Franchise Refinement**

✦ **Loan Production Offices**

✦ **Product Line Expansion**

✦ **Acquisition Opportunities**

Conclusion:

First Midwest Will

Build More Dynamism Into An

Already Great Franchise